Exhibit 99.1

27 September 2005

Mitchells & Butlers plc
Pre Close Trading Update

Mitchells & Butlers is pleased to report strong trading in the 19 weeks to 17 September 2005 with same outlet like-for-like sales up 4.7%.

Amidst challenging trading conditions, we have continued to achieve market share gains through our sales strategy, focused on improving amenity, range, service and value to our customers. Same outlet volume growth in the 19 weeks of 10% in food and 3% in drinks has supported further purchasing gains and increases in staff productivity. As a result, overall trading for the 53 week period ending 1 October 2005 is expected to be at the top end of the Board's expectations.

Same Outlet Like-for-Like Sales

	19 weeks* to 17 September 2005	51 weeks to 17 September 2005

Residential	5.7%	5.7%
High Street	3.0%	3.3%
Total	4.7%	4.8%

Uninvested Like-for-Like Sales

	19 weeks* to 17 September 2005	51 weeks to 17 September 2005

Residential	3.3%	3.6%
High Street	1.9%	2.3%
Total	2.7%	3.0%

* Last reported like-for-like sales included 32 weeks to ensure comparability of Easter trading.

The 70% of the Mitchells & Butlers estate in residential areas continues to drive our growth, with same outlet sales up 5.7% in the 19 weeks, led by the strong performance of Ember Inns, Harvester, Sizzling Pub Co, Toby and Pub Carveries. In the High Street, our businesses continue to perform well despite the competitive pressures, with same outlet sales up 3.0% in the 19 weeks, led by our Town Pubs and Classics formats. The July terrorist attacks are having a significant impact on our Central London estate. In the 11 weeks since the attacks, same outlet sales growth in Central London was 2.2% compared with the 7.6% growth trend for the 40 weeks prior to the attacks.

Total retail sales for the 51 week period were up 4.4%, net of the impact of disposals and outlets moving to franchise. Average retail prices for food and drink were unchanged against last year and the total gross margin was broadly maintained despite the faster growth of food and wine. With strong volume performance and further cost efficiencies the net retail operating margin was slightly above last year, having absorbed approximately £17m of regulatory and energy cost increases.

Average sales per managed pub have increased to £16,400 per week, well over three times the industry average, a rise of 8% in the 51 week period. This has been driven by the success of our sales strategy and the continued investment in our estate, achieving high returns and significant organic growth.

Cash generation remains strong and we are intent on continuing to deploy our cash resources in the best interests of shareholders, through reinvestment for high returns, value creative acquisitions or return by way of dividend and share buy-back. The share buy-back programme of £100m announced last December has now been completed.

On 30 November 2005, Mitchells & Butlers will announce its Preliminary Results for the 53 week period ending 1 October 2005.

Outlook for 2006

Our business is increasingly focused on the informal, value for money, eating and drinking-out market in residential areas, where we see sustainable long-term market growth and where our pubs are well positioned competitively to capture a disproportionate share. However the outlook on external costs remains very challenging for the next twelve months. Energy costs have risen sharply in the past few months and, combined with higher regulatory costs, we expect to incur external cost increases next year in the range of £23m to £27m.

All of our applications for licence conversion and variation under the new Licensing Act were submitted before the due date of 6 August. On average, we have applied for an extension of one extra hour in the evening, depending on local circumstances, and so far over 50% of our applications for variation have been granted. We remain committed to the responsible retailing of alcohol throughout the estate as defined by our rigorous and industry-leading Alcohol and Social Responsibility policy.

Consumer spending continues to weaken. However, we remain confident that our strategy of investing in our brands and formats and leveraging our scale economies will enable us to capture additional market share and generate further growth and cash returns for shareholders.

For further information please contact:

Investor Relations:
Erik Castenskiold	0121 498 4907
Media:
Simon Ward	0121 498 5795
James Murgatroyd (Finsbury Group)	020 7251 3801

There will be a conference call for analysts and investors at 8.30am; please dial 020 7162 0081. The replay will be available for one week on 020 7031 4064, passcode 674942.

Notes for editors:
–	Same outlet (invested) like-for-like sales include the sales performance of all managed pubs that were trading for the two periods being compared. 95% of the estate is included in this measure.
–	Uninvested like-for-like sales include the sales performance of those managed pubs that have not received expansionary investment of more than £30,000 in the two periods being compared. 89% of the estate is included in this measure.
–	Mitchells & Butlers owns and operates around 2,000 high quality pubs in prime locations nationwide. The Group’s predominantly freehold, managed estate is biased towards large pubs in residential locations. With around 3% of the pubs in the UK, Mitchells & Butlers has 10% of industry sales, and average weekly take per pub of well over three times the industry average.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US legislation (section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of Mitchells & Butlers and certain of the plans and objectives of the board of directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use such words as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. The forward-looking statements contained herein are based on assumptions and assessments made by the Mitchells & Butlers’ management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty, and there are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, but are not limited to: the future balance between supply and demand for Mitchells & Butlers’ sites; the effect of economic conditions and unforeseen external events on Mitchells & Butlers’ business; the availability of suitable properties and necessary licences; consumer and business spending, changes in consumer tastes and preference; levels of marketing and promotional expenditure by Mitchells & Butlers’ and its competitors; changes in the cost and availability of supplies; key personnel and changes in supplier dynamics; significant fluctuations in exchange rates; interest rates and tax rates; the availability and effects of any future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of Mitchells & Butlers to maintain appropriate levels of insurance; the maintenance of Mitchells & Butlers’ IT structure; competition in markets in which Mitchells & Butlers operates; political and economic developments and currency exchange fluctuations; economic recession; management of Mitchells & Butlers’ indebtedness and capital resource requirements; material litigation against Mitchells & Butlers; substantial trading activity in Mitchells & Butlers’ shares; the reputation of Mitchells & Butlers’ brands; the level of costs associated with leased properties; and the weather.